SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a - 16 OR 15d - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2007

SkyePharma PLC

(Translation of registrant's name into English)

SkyePharma PLC, 105 Piccadilly, London W1J 7NJ England

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F.

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

                            SkyePharma PLC ("the Company")
                    Notification of Major Interest in Shares

In accordance with paragraph 5.1.2 of the Disclosure and Transparency Rules, the
Company has received a notification dated 13 April 2007 from Aviva plc and its subsidiaries ("Aviva") stating that as at 11 April 2007, it held a notifiable interest of 83,999,653 shares in SkyePharma PLC, which represents 10.31% of the voting rights in the Company.  9.62% are held directly and 0.69% are held indirectly.

Direct holdings:    BNY Norwich Union Nominees Limited   19,270,661 shares
                    Chase GA Group Nominees Limited      41,674,191 shares
                    Chase Nominees Limited               1,381,373 shares
                    CUIM Nominee Limited                 15,859,401 shares
                    Vidacos Nominees Limited             222,791 shares
                                                         78,408,417 shares (9.62%)

Indirect holdings:  Chase Nominees Limited               1,361,734 shares
                    CUIM Nominee Limited                 859,130 shares
                    Vidacos Nominees Limited             3,370,372 shares
                                                         5,591,236 Shares (0.69%)

Prior to the triggering transaction, Aviva held 43,183,326 Ordinary Shares and notifies the Company that the percentage thresholds that have been crossed are
6% to 10% (inclusive) at the combined interest level.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                  SkyePharma PLC

                                                                      By: /s/ John Murphy

                                                                       Name: John Murphy
                                                                          Title: Company Secretary

Date:   April 17, 2007